                                                    FILED PURSUANT TO RULE 424B5
                                            REGISTRATION STATEMENT NO. 333-89149

     The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer is not permitted.

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED NOVEMBER 30, 1999

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED NOVEMBER 15, 1999)

                          $

                                 [COOPER LOGO]

                          COOPER TIRE & RUBBER COMPANY
                      $                  % NOTES DUE 2002
                      $                  % NOTES DUE 2009
                      $                  % NOTES DUE 2019
                             ---------------------

     The 2002 notes will mature on December   , 2002, and will bear interest at
the rate of   % per year. The 2009 notes will mature on December   , 2009, and
will bear interest at the rate of   % per year. The 2019 notes will mature on
December   , 2019, and will bear interest at the rate of   % per year. Interest
on the notes will be payable on June   and December   of each year, beginning on
June   , 2000. We may redeem the notes prior to maturity, in whole or in part, as further described in this prospectus supplement. The notes will be represented by global securities registered in the name of a nominee of The Depository Trust Company and will be issued in denominations of $1,000 and integral multiples of $1,000.

     The notes will be unsecured and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness. The notes will not be convertible into or exchangeable for any other debt or equity securities, will not be entitled to the benefit of any sinking fund and will not be listed on any securities exchange.
                             ---------------------

                                                                                           PROCEEDS TO
                                                        PUBLIC OFFERING    UNDERWRITING    US, BEFORE
                                                           PRICE(1)          DISCOUNT       EXPENSES
                                                        ---------------    ------------    -----------
    Per 2002 note.....................................     %                 %               %
    Total.............................................     $                 $               $
    Per 2009 note.....................................     %                 %               %
    Total.............................................     $                 $               $
    Per 2019 note.....................................     %                 %               %
    Total.............................................     $                 $               $
              Total...................................     $                 $               $

     (1) Plus accrued interest from December   , 1999, if settlement occurs
         after that date
                             ---------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The notes will be ready for delivery in book entry form only through The
Depository Trust Company on or about December   , 1999.

MERRILL LYNCH & CO.
         BANC OF AMERICA SECURITIES LLC
                  BANC ONE CAPITAL MARKETS, INC.
                            BNY CAPITAL MARKETS, INC.
                                    CHASE SECURITIES INC.
                                            NATCITY INVESTMENTS, INC.
                                                  PNC CAPITAL MARKETS, INC.
                             ---------------------
         The date of this prospectus supplement is             , 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                   PROSPECTUS SUPPLEMENT
About this Prospectus Supplement............................   S-3
Forward-Looking Statements..................................   S-3
Cooper Tire & Rubber Company................................   S-4
Recent Operating Results....................................   S-5
Selected Historical Consolidated Financial Information......   S-6
Unaudited Pro Forma Condensed Financial Information.........   S-7
Capitalization..............................................   S-8
Use of Proceeds.............................................   S-8
Description of the Notes....................................   S-8
Underwriting................................................  S-10
Legal Matters...............................................  S-11
                         PROSPECTUS
About this Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward-Looking Statements..................................     3
Cooper Tire & Rubber Company................................     4
Ratio of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............     5
Use of Proceeds.............................................     5
Description of Debt Securities..............................     5
Description of Common Stock.................................    12
Description of Preferred Stock..............................    12
Description of Depositary Shares............................    14
Description of Warrants.....................................    17
Plan of Distribution........................................    18
Experts.....................................................    19
Legal Matters...............................................    19

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     You should read this prospectus supplement together with the accompanying prospectus. You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are offering to sell these securities only in jurisdictions where offers or sales are permitted. The information contained in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement and the information contained in the accompanying prospectus is accurate only as of the date on the front cover of the accompanying prospectus.

     Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to "we," "us," "our" or similar references mean Cooper Tire & Rubber Company and its subsidiaries.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus, and the information incorporated by reference contain forward-looking statements which involve uncertainty and risk. It is possible our future performance may differ from expectations due to a variety of factors including, but not limited to:

     - changes in economic conditions in the world;

     - increased competitive activity;

     - achieving sales levels to fulfill revenue expectations;

     - consolidation among our competitors and customers;

     - technology advancements;

     - unexpected costs and charges;

     - fluctuations in raw material and energy prices;

     - changes in interest and foreign exchange rates;

     - regulatory and other approvals;

     - the cyclical nature of the automotive industry;

     - risks associated with integrating The Standard Products Company's operations and the possible failure to achieve synergies or savings anticipated in the merger;

     - the possibility that our acquisition of Siebe Automotive will not close as expected and risks associated with integrating Siebe Automotive's operations; and

     - other unanticipated events and conditions.

     It is not possible to foresee or identify all of these factors. Any forward-looking statements in this prospectus supplement, the accompanying prospectus and the information incorporated by reference are based on assumptions and analysis made in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Prospective investors are cautioned that any forward-looking statement is not a guarantee of future performance, and actual results or developments may differ materially from those we project. We make no commitment to update any forward-looking statement included in this prospectus supplement, the accompanying prospectus or the information incorporated by reference, or to disclose any facts, events or circumstances that may affect the accuracy of any forward-looking statement.

                          COOPER TIRE & RUBBER COMPANY

OUR BUSINESS

     We specialize in the manufacture and marketing of rubber products. Our business is managed as two operating groups -- Cooper Tire and Cooper-Standard Automotive. The Cooper Tire group manufactures and markets automobile, truck and motorcycle tires and inner tubes to the replacement market, and supplies equipment and materials to the truck tire retreading industry. We have produced tires for nearly 85 years and are the world's seventh largest tire manufacturer. We manufacture and market seven proprietary brands: Cooper, Avon, Mastercraft, Starfire, Roadmaster, Dean and Dominator. These proprietary brands are sold in the domestic and international replacement tire market to independent tire dealers, wholesale tire distributors and large retail chains. In addition, Cooper Tire manufactures private-label tires for several companies.

     The Cooper-Standard Automotive group manufactures and markets active and passive vibration control systems, sealing systems, exterior trim products, and hoses and hose assemblies to the global automotive original equipment market. Cooper-Standard Automotive serves these markets through manufacturing operations in nine countries around the world. We have manufactured rubber products for the automotive industry since 1938, and became one of the world's largest suppliers of both automotive sealing and vibration control systems through our acquisition of The Standard Products Company, which we completed on October 27, 1999 (see below). This group also manufactures sealing products for the appliance and construction industries through Standard's Holm Industries subsidiary.

     We were incorporated in Delaware in 1930, and our executive offices are located at Lima & Western Avenues, Findlay, Ohio 45840. Our telephone number is
(419) 423-1321. Our common stock is listed on the New York Stock Exchange under the symbol "CTB."

MERGER WITH THE STANDARD PRODUCTS COMPANY

     On July 27, 1999, we announced that we signed a definitive merger agreement to acquire The Standard Products Company. On October 27, 1999, we completed this transaction, and Standard became a wholly owned subsidiary of ours. Each outstanding share of Standard common stock was converted into the right to receive $36.50 in cash. The total purchase price was approximately $584 million. In addition, we retired approximately $195 million of Standard's outstanding indebtedness and assumed approximately $75 million of Standard's outstanding indebtedness.

     The combination makes us North America's largest manufacturer of automotive sealing systems, a core product in our automotive group, and will also significantly expand our global presence, a key element in our strategic growth plan. On a combined basis, we expect to generate approximately $3.2 billion in annual revenues in our first full year of operation, of which we expect approximately half to come from tire operations and half from automotive products.

OTHER RECENT TRANSACTIONS

  Siebe Automotive Acquisition

     On November 23, 1999, we announced that we signed an agreement to acquire Siebe Automotive, the automotive fluid handling division of Invensys plc, for a purchase price of $244.5 million. This acquisition will complement our current product offering and is expected to enhance our ability to supply fluid handling systems to the automotive industry on a global basis. For the twelve months ended September 30, 1999, the automotive fluid handling division delivered sales of approximately $400 million and earnings before certain restructuring charges and interest, taxes, depreciation and amortization of approximately $34 million. Net operating assets of the business, measured according to U.S. generally accepted accounting principles and without regard to goodwill, are approximately $163 million. Siebe Automotive is headquartered in Southfield, Michigan and manufactures fluid handling automotive components, modules and sub-systems, selling directly to most major vehicle manufacturers. Siebe Automotive employs nearly 4,000 people in 16 operating locations with business extending across North and South America, Europe and Australia. North America and Europe represented approximately 53 percent and 37 percent of Siebe Automotive's sales, respectively, for the twelve months ended September 30, 1999.

     This transaction has been approved by our board of directors and is subject to the satisfaction of customary closing conditions, including regulatory clearances. Completion of this acquisition is expected to take place early in 2000.

  Pirelli Alliance

     On February 11, 1999, we announced the formation of a strategic alliance with the Pirelli Group of Milan, Italy, the world's sixth largest tire producer. Under the strategic alliance, we manage the sale and distribution of all Pirelli passenger car and light truck tires in the North American replacement markets. We also assist Pirelli with operations at its Hanford, California tire plant. The strategic alliance covers future plans for Pirelli to distribute our products in the South American market. This transaction enables us to offer replacement tires through all major distribution channels and with a full product line.

  Dean Tire Acquisition

     On January 4, 1999, we completed the acquisition of Louisville, Kentucky-based Dean Tire & Rubber Company. Dean Tire had been a private brand supplier of a full line of passenger, light truck and medium radial truck tires to independent dealers in North America for 75 years. We had been the sole supplier to Dean Tire since 1966. The expenditure for this acquisition was not material to our financial position or results of operations.

                            RECENT OPERATING RESULTS

COOPER

     On October 18, 1999, we reported that we had net income per share of $0.46 for the third quarter of 1999, an increase of 17.9% over the third quarter in 1998. Our sales for the third quarter of 1999 were $531.9 million compared to $480.6 million for the third quarter of 1998, a 10.7% gain. Our net income for the third quarter of 1999 was $34.6 million, an increase of 15.2% compared to $30.0 million for the third quarter of 1998.

     For the first nine months of 1999, our net sales were $1.5 billion, a gain of 8.3% compared to the same period in 1998. Our net income was $103.9 million for the first nine months of 1999, up 16.9% from the same period in 1998, and our net income per share was $1.37 for the first nine months of 1999, a gain of 20.2% over the same period in 1998. Our net sales from Tire Operations were $1.1 billion for the first nine months of 1999, an increase of 7.3% over the same period in 1998, while our net sales from Engineered Products Operations were $350.3 million for the first nine months of 1999, an increase of 12.0% over the same period in 1998.

STANDARD

     On October 19, 1999, Standard reported that in its first quarter ended September 30, 1999, it generated net income of $5.8 million, or $0.35 per share, prior to recording a charge related to the reorganization of its European network of manufacturing facilities. After including the pre-tax charge of $23.5 million, or $0.95 per share, Standard incurred a net loss for the quarter of $9.6 million, or $0.60 per share, on net sales of $264.4 million. This compares with net income of $0.4 million or $0.03 per share, on net sales of $231.8 million in its first quarter ended September 30, 1998.

     Net sales for Standard's Engineered Rubber Products segment totaled $180.1 million for its first quarter of fiscal 2000, a 17.9% increase from fiscal 1999 first quarter sales of $152.7 million. Standard's Engineered Plastics Products segment had net sales of $48.1 million for its first quarter of fiscal 2000, a 4.8% increase from the same period in fiscal 1999. Net sales for Standard's Tread Rubber segment were up 15.1% for its first quarter of fiscal 2000 over the same period in fiscal 1999, from $38.1 million to $43.9 million.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The table below provides selected historical consolidated financial information. We prepared this information using our audited financial statements for the fiscal years ended December 31, 1996 through 1998, and our unaudited financial statements for the nine-month periods ended September 30, 1998 and 1999. This information reflects our company prior to the acquisition of Standard.

     When you read this selected historical consolidated financial information, you should also read the historical financial statements and the accompanying notes included in our 1998 Annual Report on Form 10-K and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. You can obtain these reports by following the instructions provided under "Where You Can Find More Information" in the accompanying prospectus.

                                                                                 NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                    ------------------------------------   -----------------------------
                                       1996         1997         1998          1998            1999
                                    ----------   ----------   ----------   -------------   -------------
                                                             (IN THOUSANDS)
INCOME STATEMENT INFORMATION
Revenues:
  Net sales.......................  $1,619,345   $1,813,005   $1,876,125    $1,379,914      $1,495,122
  Other income....................         824        1,406        3,635         1,771           1,525
                                    ----------   ----------   ----------    ----------      ----------
                                     1,620,169    1,814,411    1,879,760     1,381,685       1,496,647
Costs and expenses:
  Cost of products sold...........   1,366,549    1,498,432    1,545,489     1,142,607       1,222,304
  Selling, general and
    administrative................      79,874      105,532      120,830        87,595         100,044
  Interest expense................       1,654       15,655       15,224        11,358          11,209
                                    ----------   ----------   ----------    ----------      ----------
                                     1,448,077    1,619,619    1,681,543     1,241,560       1,333,557
Income before income taxes........     172,092      194,792      198,217       140,125         163,090
Provision for income taxes........      64,208       72,381       71,250        51,235          59,143
                                    ----------   ----------   ----------    ----------      ----------
Net income........................  $  107,884   $  122,411   $  126,967    $   88,890      $  103,947
                                    ==========   ==========   ==========    ==========      ==========
EBITDA(1).........................  $  250,566   $  304,911   $  315,340    $  226,603      $  253,869

                                             AT DECEMBER 31,                    AT SEPTEMBER 30,
                                   ------------------------------------   -----------------------------
                                      1996         1997         1998          1998            1999
                                   ----------   ----------   ----------   -------------   -------------
                                                            (IN THOUSANDS)
BALANCE SHEET INFORMATION
Cash and cash equivalents........  $   19,459   $   52,910   $   41,966    $   22,822      $   40,302
Total assets.....................   1,273,009    1,495,956    1,541,275     1,535,204       1,652,797
Total debt.......................     106,570      216,798      213,663       217,689         216,620
Stockholders' equity.............     786,612      833,575      867,936       846,685         947,505

---------------

(1) EBITDA represents earnings before interest expense, taxes, depreciation and amortization, and is not intended to represent an alternative to operating income (as defined in accordance with GAAP) or as an alternative to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. We understand that while EBITDA is frequently used to analyze companies, EBITDA as presented herein is not necessarily comparable to what other companies state as "EBITDA" because of potential inconsistencies in the method of calculation.

              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

     In the tables below, we provide you with our pro forma condensed financial information for the merger with Standard. You should read this information together with our unaudited pro forma condensed financial statements and the accompanying notes, which are incorporated by reference. The unaudited pro forma condensed statements of income for the twelve months ended December 31, 1998 have been prepared by combining our consolidated statement of income for our fiscal year ended December 31, 1998 with Standard's consolidated statement of income for the twelve months ended December 31, 1998. The unaudited pro forma condensed statements of income for the nine months ended September 30, 1999 have been prepared by combining our consolidated statements of income and Standard's consolidated statements of income for the nine months ended September 30, 1999. These combined results were adjusted to give effect to the merger as if it occurred on January 1, 1998 and January 1, 1999 and include adjustments for amortization of goodwill and interest expense. Income taxes are provided for at an incremental rate of 40% for interest expense adjustments.

     The unaudited pro forma condensed balance sheet at September 30, 1999 has been prepared by combining our consolidated balance sheet and Standard's consolidated balance sheet as of September 30, 1999, which have been adjusted to give effect to the merger as if it occurred on September 30, 1999, and includes initial estimates of adjustments for purchase accounting and our borrowings to finance the acquisition.

     The unaudited pro forma condensed financial statements do not necessarily reflect our actual results of operations or financial position which would have resulted had the merger occurred on January 1, 1998 and January 1, 1999. The pro forma information is not necessarily indicative of our future results of operations for the combined companies. You should read our unaudited pro forma condensed financial statements together with our and Standard's historical consolidated financial statements and the accompanying notes, which are incorporated by reference. You can obtain these financial statements by following the instructions provided under "Where You Can Find More Information" in the accompanying prospectus.

               UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME

                                                                TWELVE MONTHS        NINE MONTHS
                                                                    ENDED               ENDED
                                                              DECEMBER 31, 1998   SEPTEMBER 30, 1999
                                                              -----------------   ------------------
                                                                          (IN THOUSANDS)
Revenues:
  Net sales.................................................     $2,956,770           $2,335,254
  Other income..............................................          5,610                4,292
                                                                 ----------           ----------
                                                                  2,962,380            2,339,546
Costs and expenses:
  Cost of products sold.....................................      2,491,629            1,951,515
  Selling, general and administrative.......................        199,782              163,943
  Nonrecurring charge.......................................             --               23,512
  Interest expense..........................................         66,618               51,431
                                                                 ----------           ----------
                                                                  2,758,029            2,190,401
Income before income taxes..................................        204,351              149,145
Provision for income taxes..................................         75,885               57,655
                                                                 ----------           ----------
Net income..................................................     $  128,466           $   91,490
                                                                 ==========           ==========

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                     AS OF
                                                               SEPTEMBER 30, 1999
                                                               ------------------
                                                                 (IN THOUSANDS)
Current assets..............................................       $  987,553
Property, plant and equipment...............................        1,233,886
Goodwill....................................................          430,878
Intangibles and other assets................................          154,009
                                                                   ----------
          Total assets......................................       $2,806,326
                                                                   ==========
Current liabilities.........................................        1,087,733
Long-term debt..............................................          409,349
Other noncurrent liabilities................................          361,739
Stockholders' equity........................................          947,505
                                                                   ----------
          Total liabilities and stockholders' equity........       $2,806,326
                                                                   ==========

                                 CAPITALIZATION

     The following table sets forth (1) our actual capitalization as of September 30, 1999, (2) our pro forma combined capitalization with Standard as of September 30, 1999 giving effect to the merger and approximately $19 million of related financing expenses and additional debt incurred prior to the acquisition to fund the purchase of outstanding stock options and restricted shares and (3) our pro forma combined capitalization with Standard as of September 30, 1999 giving effect to the merger and approximately $19 million of related financing expenses and additional debt incurred prior to the acquisition to fund the purchase of outstanding stock options and restricted shares and as adjusted for this offering.

                                                                    SEPTEMBER 30, 1999
                                                           -------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                           ----------   ----------   -----------
Short-term debt..........................................  $   11,289   $  666,265   $   16,265
Long-term debt:
  Current portion........................................         212       14,013       14,013
  Notes payable..........................................     200,000      400,000      250,000
  Other..................................................       5,119        9,349        9,349
  Notes offered hereby...................................          --           --      800,000
                                                           ----------   ----------   ----------
          Total long-term debt...........................     205,331      423,362    1,073,362
Stockholders' equity.....................................     947,505      947,505      947,505
                                                           ----------   ----------   ----------
          Total capitalization...........................  $1,164,125   $2,037,132   $2,037,132
                                                           ==========   ==========   ==========

                                USE OF PROCEEDS

     We expect the net proceeds from the sale of the notes in this offering to
be approximately $     million. These proceeds will be used to retire some or
all of our debt arising from the acquisition of Standard. At November 23, 1999, the amount of that debt outstanding totaled $758 million and consisted of $608 million of commercial paper and $150 million of bank revolving credit debt. The commercial paper bears effective interest rates ranging from approximately 5.6% to 5.8% and has remaining maturities of no later than 17 days. The bank revolving credit debt bears an interest rate of 5.71% and matures on December 2, 1999, which we expect to extend through the closing date of this offering. The remaining net proceeds, if any, will be used as we require from time to time, including for other acquisitions, working capital and other general corporate purposes. Until we use net proceeds for those purposes, we may invest them in A1 and P1 commercial paper, U.S. treasury securities and certificates of deposit.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes offered in this offering supplements the description of debt securities under the heading "Description of Debt Securities" in the accompanying prospectus and, to the extent inconsistent, supersedes that description.

     The 2002 notes will be limited to $     million in aggregate principal
amount, will mature on December   , 2002 and will bear interest at the rate of
  % per annum. The 2009 notes will be limited to $ million in aggregate
principal amount, will mature on December   , 2009 and will bear interest at the
rate of   % per annum. The 2019 notes will be limited to $     million in
aggregate principal amount, will mature on December   , 2019 and will bear
interest at the rate of   % per annum. Interest on the notes will be computed
based on a 360-day year of twelve 30-day months, from the date of issuance or the most recent date on which interest has been paid or for which interest has
been provided. Interest will be payable semi-annually on June   and December
of each year, beginning on June   , 2000, to the persons in whose names the
notes are registered at the close of business on           or           , as the
case may be, preceding that interest payment date.

     The notes will be our unsecured general obligations, and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness which may be outstanding from time to time.

     The notes will not be convertible into or exchangeable for any other debt or equity securities, will not be entitled to the benefit of any sinking fund and will not be listed on any securities exchange.

     In the accompanying prospectus, there is a section called "Description of Debt Securities -- Defeasance and Covenant Defeasance," which describes provisions on the defeasance and covenant defeasance of securities issued under the indenture. These provisions will apply to the notes.

OPTIONAL REDEMPTION

     We will have the right to redeem the notes of each series at any time, in whole or in part, upon at least 30 calendar days notice by mail. We will pay a redemption price equal to the sum of the principal amount of the notes being redeemed (plus any interest that accrued before the redemption date) and any "make-whole amount" (as described below) with respect to the notes being redeemed. Interest installments on a note specified to be due on or before that redemption date will be payable to the holders of record on the relevant record date.

     The make-whole amount means the amount by which (1) the aggregate present value (as of the redemption date) of the principal amount of the notes being redeemed and the remaining payments of interest (excluding the interest that accrued before the redemption date) payable on that principal amount had the redemption not been made, determined by discounting the principal and interest on a semi-annual basis at the "reinvestment rate" (as described below) from the dates on which the principal and interest would have been payable to the redemption date, exceeds (2) the aggregate principal amount of the notes being redeemed.

     The reinvestment rate is determined on the third business day before the notice of redemption is given to participants and is equal to the "Treasury
Yield" plus   % for the 2002 notes,   % for the 2009 notes and   % for the 2019
notes.

     The Treasury Yield means the yield on Treasury securities at a constant maturity corresponding to the remaining life to the stated maturity (as of the redemption date, rounded to the nearest month) of the principal being redeemed. The Treasury Yield will equal the arithmetic mean of the yields published in the statistical release (identified below) under the heading "Week ending" for "U.S. Government Securities -- Treasury Constant Maturities" with a maturity equal to that remaining life. If no published maturity exactly corresponds with that remaining life, then we will interpolate the Treasury Yield on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities.

     The statistical release is the release designated "H.15 (519)" or any successor publication published weekly by the Board of Governors of the Federal Reserve System which reports yields on actively traded United States government securities adjusted to constant maturities. If no statistical release is published at the time of any redemption of the notes or if the format or content of the statistical release changes so as to preclude a determination of the Treasury Yield in the above manner, we will designate a reasonably comparable index. For calculating the reinvestment rate, we will use the most recent statistical release published before the date of determination of the make-whole amount.

     If fewer than all the notes of any series are to be redeemed, the Trustee will select the particular notes or portions of the particular notes to be redeemed from the outstanding notes not previously called by such method as it deems fair and reasonable. The aggregate principal amounts to be redeemed must equal $1,000 or any integral multiple thereof. The Trustee's selection must be made 30 to 60 days before the redemption date.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement between Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Chase Securities Inc., NatCity Investments, Inc., PNC Capital Markets, Inc., Banc One Capital Markets, Inc. and BNY Capital Markets, Inc. as underwriters, and us, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the entire principal amount of the notes. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that when those conditions are satisfied the underwriters will be obligated to purchase all of the notes.

                                         PRINCIPAL AMOUNT   PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
                                          OF 2002 NOTES      OF 2009 NOTES      OF 2019 NOTES
              UNDERWRITER                ----------------   ----------------   ----------------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated...............
Banc of America Securities LLC.........
Chase Securities Inc. .................
NatCity Investments, Inc. .............
PNC Capital Markets, Inc. .............
Banc One Capital Markets, Inc. ........
BNY Capital Markets, Inc. .............
                                         ----------------   ----------------   ----------------
             Total.....................  $                  $                  $
                                         ================   ================   ================

     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering prices set forth on the cover page of this prospectus supplement and to some dealers at those prices less a concession not in excess of % of the aggregate principal amount of the 2002 notes, % of
the aggregate principal amount of the 2009 notes and   % of the aggregate
principal amount of the 2019 notes. The underwriters may allow, and those
dealers may reallow, a discount not in excess of      % of the aggregate
principal amount of the notes to some other dealers. After the initial public offering, the underwriters may change the public offering prices, concession and discount.

     The notes are new issues of securities, and there is currently no established trading market for the notes. In addition, we do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time without notice. We can give you no assurance as to the liquidity of, or any trading market for, the notes.

     To facilitate this offering of the notes, the underwriters may, but are not required to, engage in transactions that stabilize, maintain or otherwise affect the note prices, including bidding for and purchasing the notes in the open market. These activities may stabilize or maintain the market prices for the notes above market levels. Those transactions, if commenced, may be discontinued at any time.

     Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once begun, will not be discontinued without notice.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In the ordinary course of their respective businesses, the underwriters or their affiliates from time to time provide commercial and investment banking and other financial services to us and our subsidiaries. Affiliates of Banc of America Securities LLC, Chase Securities Inc., NatCity Investments, Inc., PNC Capital Markets, Inc., Banc One Capital Markets, Inc. and BNY Capital Markets, Inc. are participating lenders in our revolving credit agreement and will receive their proportionate share of the repayment of amounts outstanding under that agreement if a portion of the net proceeds of this offering is used to repay debt outstanding under that agreement. In addition, Merrill Lynch Money Markets Inc. and Banc of America Securities LLC are the dealers for our commercial paper program and from time to time hold our commercial paper and may do so at the closing of this offering, in which case they may receive a portion of the net proceeds of this offering. Because these underwriters and their affiliates may receive more than 10% of the net proceeds of this offering, this offering is being conducted in compliance with the National Association of Securities Dealers, Inc.'s Conduct Rule 2710(c)(8).

     We estimate that our total expenses for this offering, excluding underwriting discounts and commissions, will be approximately $487,000.

                                 LEGAL MATTERS

     The validity of the securities we are offering will be passed upon for us by Richard D. Teeple, Esq., our General Counsel. As of November 29, 1999, Mr. Teeple owned 45,600 shares, and held options to acquire 30,100 additional shares, of our common stock, and he held 3,000 restricted stock units. Some legal matters will be passed upon for the underwriters by Mayer, Brown & Platt, Chicago, Illinois.

PROSPECTUS

                                 $1,200,000,000

                                 [COOPER LOGO]

                          COOPER TIRE & RUBBER COMPANY

                                DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK
                                    WARRANTS

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

     We may offer any of the following securities from time to time:

     - debt securities;

     - preferred stock;

     - fractional interests in preferred stock represented by depositary shares;

     - common stock; and

     - warrants to purchase debt securities, common stock or preferred stock.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is November 15, 1999

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "we," "us," "our" or similar references mean Cooper Tire & Rubber Company and its subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities covered by this prospectus:

     - Our Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 1998;

     - Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

     - Our Current Report on Form 8-K, dated July 27, 1999, and filed with the SEC on July 30, 1999;

     - Our Current Report on Form 8-K, dated October 27, 1999, and filed with the SEC on November 5, 1999;

     - The proxy statement/prospectus of The Standard Products Company ("Standard") and us, dated September 14, 1999, filed as part of Amendment No. 1 to our Form S-4 Registration Statement on September 14, 1999;

     - The description of our preferred stock purchase rights contained in our registration statement on Form 8-A, including any amendments for the purpose of updating that description; and

     - The description of our common stock contained in our registration statement filed under Section 12 of the Securities Exchange Act, including any amendment or report for the purpose of updating that description.

     We also incorporate by reference the documents listed below, which Standard has filed with the SEC:

     - Standard's Annual Report on Form 10-K for the fiscal year ended June 30, 1999;

     - Standard's Current Report on Form 8-K, dated July 27, 1999, and filed with the SEC on August 3, 1999; and

     - Standard's Current Report on Form 8-K, dated October 19, 1999, and filed with the SEC on October 22, 1999.

     You may request a copy of these filings (other than any exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus) at no cost, by writing or telephoning us at the following address:

                          Cooper Tire & Rubber Company
                             Lima & Western Avenues
                              Findlay, Ohio 45840
                           Telephone: (419) 423-1321
                              Attention: Secretary

     This prospectus is part of a registration statement we filed with the SEC. We have incorporated some exhibits into this registration statement. You should read the exhibits carefully for provisions that may be important to you.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference contain forward-looking statements which involve uncertainty and risk. It is possible our future performance may differ from expectations due to a variety of factors including, but not limited to:

     - changes in economic conditions in the world;

     - increased competitive activity;

     - achieving sales levels to fulfill revenue expectations;

     - consolidation among our competitors and customers;

     - technology advancements;

     - unexpected costs and charges;

     - fluctuations in raw material and energy prices;

     - changes in interest and foreign exchange rates;

     - regulatory and other approvals;

     - the cyclical nature of the automotive industry;

     - risks associated with integrating Standard's operations and the possible failure to achieve synergies or savings anticipated in the merger; and

     - other unanticipated events and conditions.

     It is not possible to foresee or identify all of these factors. Any forward-looking statements in this prospectus and the information incorporated by reference are based on assumptions and analysis made in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Prospective investors are cautioned that any forward-looking statement is not a guarantee of future performance, and actual results may differ materially from those we project. We make no commitment to update any forward-looking statement included in this prospectus or the information incorporated by reference, or to disclose any facts, events or circumstances that may affect the accuracy of any forward-looking statement.

                          COOPER TIRE & RUBBER COMPANY

OUR BUSINESS

     We specialize in the manufacture and marketing of rubber products. Our business is managed as two operating groups -- Cooper Tire and Cooper-Standard Automotive. The Cooper Tire group manufactures and markets automobile, truck and motorcycle tires and inner tubes to the replacement market, and supplies equipment and materials to the truck tire retreading industry. We have produced tires for nearly 85 years and are the world's seventh largest tire manufacturer. We manufacture and market seven proprietary brands: Cooper, Avon, Mastercraft, Starfire, Roadmaster, Dean and Dominator. These proprietary brands are sold in the domestic and international replacement tire market to independent tire dealers, wholesale tire distributors and large retail chains. In addition, Cooper Tire manufactures private-label tires for several companies.

     The Cooper-Standard Automotive group manufactures and markets active and passive vibration control systems, sealing systems, exterior trim products, and hoses and hose assemblies to the global automotive original equipment market. Cooper-Standard Automotive serves these markets through manufacturing operations in nine countries around the world. We have manufactured rubber products for the automotive industry since 1938, and became one of the world's largest suppliers of both automotive sealing and vibration control systems through our acquisition of The Standard Products Company, which we completed on October 27, 1999 (see below). This group also manufactures sealing products for the appliance and construction industries through Standard's Holm Industries subsidiary.

     On January 4, 1999, we completed the acquisition of Louisville, Kentucky-based Dean Tire & Rubber Company. Dean Tire had been a private brand supplier of a full line of passenger, light truck and medium radial truck tires to independent dealers in North America for 75 years. We had been the sole supplier to Dean Tire since 1966. The expenditure for this acquisition was not material to our financial position or results of operations.

     On February 11, 1999, we announced the formation of a strategic alliance with the Pirelli Group of Milan, Italy, the world's sixth largest tire producer. Under the strategic alliance, we manage the sale and distribution of all Pirelli passenger car and light truck tires in the North American replacement markets. We also assist Pirelli with operations at its Hanford, California tire plant. The strategic alliance also covers future plans for Pirelli to distribute our products in the South American market. This transaction enables us to offer replacement tires through all major distribution channels and with a full product line.

     On July 27, 1999, we announced that we signed a definitive merger agreement to acquire Standard. On October 27, 1999, we completed this transaction, and Standard became a wholly owned subsidiary of ours. Each outstanding share of Standard common stock was converted into the right to receive $36.50 in cash. The total purchase price was approximately $584 million. In addition, we retired approximately $195 million of Standard's outstanding indebtedness and assumed approximately $75 million of Standard's outstanding indebtedness.

     We were incorporated in Delaware in 1930, and our executive offices are located at Lima & Western Avenues, Findlay, Ohio 45840. Our telephone number is
(419) 423-1321. Our common stock is listed on the New York Stock Exchange under the symbol "CTB."

              RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the periods indicated are set forth in the table below. For the purpose of computing these ratios, "earnings" consist of consolidated income before income taxes, adjusted for the portion of fixed charges deducted from such earnings. "Fixed charges" consist of interest on all indebtedness (including capital lease obligations) and amortization of debt expense, capitalized interest and the portion of interest expense on operating leases deemed representative of the interest factor.

                                                                                     NINE MONTHS
                                                                                        ENDED
                                                     YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                 --------------------------------   -------------
                                                 1994   1995   1996   1997   1998   1998    1999
                                                 ----   ----   ----   ----   ----   -----   -----
Ratio of earnings to fixed charges.............  35.9   32.5   21.0   10.2   10.0    9.3    11.2
Ratio of earnings to combined fixed
  charges and preferred stock dividends........  35.9   32.5   21.0   10.2   10.0    9.3    11.2

                                USE OF PROCEEDS

     Except as otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of these securities to reduce indebtedness incurred for the purchase price of the Standard Products merger and otherwise as we require from time to time, including for other acquisitions, working capital, repayment of existing indebtedness and for other general corporate purposes. Until we use net proceeds for those purposes, we may invest them in A1 and P1 commercial paper, U.S. treasury securities and certificates of deposit.

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes the general terms and provisions of the debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to the particular series of debt securities being offered. The debt securities will be issued under an indenture between us and The Chase Manhattan Bank, as Trustee, dated as of March 17, 1997.

     We have summarized the material terms of the indenture below. We have filed the indenture as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the indenture for the provisions that are important to you.

PRINCIPAL TERMS OF THE DEBT SECURITIES

     The debt securities will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness. The indenture does not limit the amount of other indebtedness or securities which we may issue, except for limitations on our ability to incur secured indebtedness that are described below. Unless otherwise provided in a prospectus supplement, the indenture does not contain any provisions that would protect holders of debt securities if we engage in a highly leveraged transaction, if there is a change in the credit rating of the debt securities or another similar occurrence.

     A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to that series of debt securities. These terms will include some or all of the following:

     - their title;

     - any limit on their total principal amount;

     - the percentage of their principal amount at which they will be issued;

     - the date on which they will mature;

     - if they bear interest, the interest rate or the method by which the interest rate will be determined;

     - the times at which any interest will be payable or the manner of determining the interest payment dates;

     - the place where the principal and any interest will be payable;

     - any optional redemption periods and the redemption price;

     - the portion of their principal amount which will be payable if their maturity is accelerated;

     - any sinking fund requirements;

     - whether they will be issued in registered or bearer form or both;

     - any special U.S. Federal income tax considerations;

     - their currency or currency unit;

     - whether they will be convertible into other debt or equity securities;

     - whether they will be issued in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for the global securities;

     - any information about warrants to purchase them; and

     - any other specific terms not inconsistent with the indenture.

     The debt securities may provide that less than their entire principal amount will be paid if the maturity of the debt securities is accelerated, that they will bear no interest or that they will bear interest at a rate that at the time of the issuance of the debt securities is below market rates. All of these types of debt securities are referred to as "original issue discount securities." Special U.S. Federal income tax, accounting and other considerations apply to original issue discount securities and will be described in any prospectus supplement relating to original issue discount securities.

DENOMINATIONS, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise provided in a prospectus supplement, we will issue the debt securities in registered form without coupons or in the form of one or more global securities, as described below under "Global Securities." Unless otherwise provided in a prospectus supplement, we will issue registered securities denominated in U.S. dollars only in denominations of $1,000 or any integral multiple of $1,000. We will issue global securities in a denomination equal to the total principal amount of outstanding debt securities of the series represented by the global security. We will describe the denomination of debt securities denominated in a foreign or composite currency in a prospectus supplement.

     You may present registered securities for registration or transfer at the office of the registrar or at the office of any transfer agent designated by us. We have initially appointed the trustee as registrar. Although we do not charge a fee for transfers or exchanges of debt securities, we may require you to pay any tax or government-imposed charge on a transfer or exchange of debt securities.

     Unless otherwise provided in a prospectus supplement, we will pay principal and any interest on registered securities by check mailed to the address of each holder as it appears in the register. We will pay interest to the person in whose name the debt security is registered at the close of business on the day or days specified by us. The trustee's principal office in the City of New York will initially be designated as our sole paying agent for payments on registered securities.

GLOBAL SECURITIES

     The debt securities of a series may be represented by one or more global certificates. A global certificate representing debt securities will be deposited with, or on behalf of, The Depository Trust Company or a successor depository appointed by us and registered in the name of the depository or its nominee. The information relating to DTC below was provided to us by DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of debt securities represented by global certificates under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each beneficial owner or actual purchaser of each debt security is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

     The laws of some states require that purchasers of securities take physical delivery of the securities in definitive form. Such laws may impair a holder's ability to transfer beneficial interests in debt securities represented by global certificates.

     So long as the depository for debt securities represented by global certificates, or its nominee, is the registered owner of the global certificates, the depository or its nominee, as the case may be, will be considered the sole owner or holder of those securities represented by the global certificates for all purposes under the indenture. Except as provided below, beneficial owners of debt securities represented by global certificates will not be entitled to have debt securities represented by the global certificates registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

     To facilitate subsequent transfers of ownership, all debt securities deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC's records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to debt securities. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date and who are identified in a listing attached to the omnibus proxy.

     Payments of amounts due on debt securities represented by the global certificates registered in the name of the depository or its nominee will be made by us through the trustee under the indenture or a paying agent, which may also be the trustee under the indenture, to the depository or its nominee, as the case may be, as the registered owner of the debt securities represented by the global certificates. None of us, the trustee or the paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in debt securities represented by global certificates or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     Principal and interest payments on the securities will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or our paying agent, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of that participant and not DTC, any paying agent or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of us or our paying agent, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct and indirect participants.

     DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving reasonable notice to us or our paying agent. Under those circumstances, if a successor securities depository is not obtained, security certificates are required to be printed and delivered.

     We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered.

LIMITATIONS ON LIENS

     We have agreed not to, and not to permit any Restricted Subsidiary (as defined below) to, incur a lien to secure indebtedness for borrowed money on a Principal Property (as defined below) or on any shares of stock or indebtedness of a Restricted Subsidiary without equally and ratably securing the debt securities unless:

          (1) the lien existed on March 17, 1997 or at the time the Restricted Subsidiary became a Restricted Subsidiary;

          (2) the lien existed at the time we or a Restricted Subsidiary acquired the Principal Property or the stock or indebtedness;

          (3) the lien secures indebtedness incurred to finance all or some of the purchase price of the Principal Property or the stock or indebtedness;

          (4) the lien secures indebtedness incurred to finance development, operation, construction, alteration, repair or improvement costs;

          (5) the lien secures indebtedness of a Restricted Subsidiary owing to us or another Restricted Subsidiary;

          (6) the lien was incurred in connection with government contracts, including an assignment of money due or to come due under those contracts;

          (7) the lien arose in connection with legal proceedings or in the ordinary course of business and not in connection with borrowing money;

          (8) the lien secures tax-exempt obligations issued by a domestic governmental entity to finance the cost of acquiring or constructing the pledged property;

          (9) the lien extends, renews or replaces in whole or in part a permitted lien; or

          (10) our total indebtedness secured by liens on Principal Properties plus all of our and our Restricted Subsidiaries' Attributable Debt for sale and leaseback transactions entered into after March 17, 1997 does not exceed 10% of our consolidated net tangible net assets.

Any indebtedness secured by a permitted lien is excluded in determining our total secured indebtedness.

     A Restricted Subsidiary is a subsidiary:

          (1) substantially all of the property of which is located in the continental United States;

          (2) which owns or leases a Principal Property, defined as an important manufacturing plant or other facility located in the continental United States and not financed by tax-exempt industrial development bonds; and

          (3) in which our direct or indirect investment exceeds 1% of our total consolidated assets.

     Attributable Debt means:

          (1) the greater of the fair value of the real property subject to a sale and leaseback transaction or the net proceeds to the lender or investor from selling that real property; multiplied by

          (2) the unexpired initial term of the lease of that real property divided by the full initial term of that lease.

LIMITATIONS ON SALE AND LEASEBACK TRANSACTIONS

     We have agreed not to, and not to permit any Restricted Subsidiary to, enter into a sale and leaseback transaction covering any Principal Property unless:

          (1) the lease has a term, including renewals, of three years or less;

          (2) we or the Restricted Subsidiary could create a lien on the Principal Property to secure indebtedness at least equal in amount to the Attributable Debt for the lease; or

          (3) within 120 days after the transaction, we retire indebtedness which has a remaining maturity of more than one year or which is extendible for more than one year in an amount equal to the greater of the net proceeds of the sale or the fair market value of the Principal Property.

MERGER, CONSOLIDATION OR SALE

     We may merge or consolidate with or into another corporation, or transfer all or substantially all of our properties and assets to another person without the consent of the holders of any of the debt securities outstanding, if:

          (1) either we are the surviving corporation or the surviving corporation assumes all of our obligations under the debt securities and the indenture; and

          (2) immediately after the transaction no default exists.

EVENTS OF DEFAULT

     When we use the term "event of default" in the indenture, here are examples of what we mean:

     - we fail to pay the principal on any debt security when due;

     - we fail for 30 days to pay interest when due on any debt security;

     - we fail to comply with any other covenant in the debt securities and this failure continues for 60 days after we receive written notice of it;

     - we fail to pay the principal when due of any of our other indebtedness exceeding $10,000,000; or

     - specified events occur relating to our bankruptcy, insolvency or reorganization.

     The supplemental indenture or the form of security for a particular series of debt securities may include additional events of default or changes to the events of default described above. You should refer to the prospectus supplement for the events of default relating to a particular series of debt securities. Except as described above, a default under our other indebtedness will not be a default under the indenture and a default under one series of debt securities will not necessarily be a default under another series.

     If an event of default for debt securities of any series occurs and is continuing, the trustee or the holders of at least 25% in principal amount of all of the debt securities of that series outstanding may require us to immediately repay all of the principal and interest due on the debt securities of that series. If the debt securities are original issue discount securities or indexed securities, then the amount that will become due and payable on acceleration will be the portion of the principal amount of the debt securities that may be specified in their terms. The holders of a majority in principal amount of all of the debt securities of that series may rescind this accelerated payment requirement, if the rescission would not conflict with any judgment or decree by a court and if all existing events of default have been cured or waived. The trustee is required to give notice to the holders of debt securities within 90 days of a default under the indenture, except that the trustee may withhold notice to the holders of any series of debt securities, except for a payment default, if the trustee considers the withholding to be in the interests of the holders.

     The indenture provides that the holders of the debt securities of any series are not permitted to institute any proceedings, judicial or otherwise, with respect to the indenture or for any remedy under the indenture unless the trustee fails to act for a period of 60 days after it has received a written request from the holders of at least 25% in principal amount of the outstanding debt securities of the series, as well as an offer to the trustee of reasonable indemnity against any costs or liabilities it may incur. This provision will not prevent, however, any holder of debt securities from instituting suit to enforce payment on the debt securities on or after their due dates.

     Subject to provisions in the indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of any series of debt securities, unless the holders have offered the trustee reasonable security or indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of the series not joining in giving that direction.

     Within 120 days after the end of each year, we must deliver a certificate to the trustee, signed by one of several specified officers, stating whether or not the officer has knowledge of any default under the indenture.

     We will provide holders with any required notices by first-class mail to the addresses of the holders as they appear in the security register.

     The holders of a majority in principal amount of the debt securities may generally waive an existing default and its consequences, except a default in paying principal or interest.

MODIFICATION OF THE INDENTURE

     The indenture may be amended without the consent of any holder of debt securities:

     - to secure the debt securities;

     - to permit a successor to assume our obligations under the indenture;

     - to add to our covenants and events of default;

     - to cure any ambiguity, defect or inconsistency;

     - to establish the form or terms of any series of debt securities; and

     - to provide for a successor trustee.

     The indenture may be amended with the written consent of the holders of at least a majority in principal amount of the debt securities of the series affected by the amendment. Holders of at least a majority in principal amount of the debt securities may waive our compliance with any provision of the indenture or the debt securities by giving notice to the trustee.

     However, no amendment or waiver which

     - reduces the principal of or extends the fixed maturity of any debt security;

     - reduces the rate of or extends the time for payment of interest on any debt security;

     - reduces the amount payable on redemption of any debt security;

     - impairs the right of any holder of debt securities to sue for payment;

     - impairs any right of repayment at the option of the holders of debt securities;

     - reduces the amount of debt securities whose holders must consent to an amendment or waiver; or

     - waives a default in the payment of the principal or any premium or interest on any debt security;

will be effective against any holder without the holder's consent. The trustee may call a meeting in its discretion or upon request by us or the holders of at least 10% of the principal amount of the debt securities outstanding of that series by giving notice to the holders.

DEFEASANCE AND DISCHARGE

     When we use the term "defeasance," we mean discharge from all of our obligations under the indenture. Unless otherwise provided in a prospectus supplement, we may deposit with the trustee sufficient money or government securities to pay principal and any interest on the debt securities to redemption or maturity. If our obligations on all the debt securities of a series are defeased, the trustee, at our request, will release its rights and interests in any security we have issued. We are required to furnish an opinion of counsel to the effect that the proposed deposit and defeasance will not have any effect on the holders for U.S. Federal income tax purposes.

     Unless otherwise provided in a prospectus supplement, we may also elect "covenant defeasance," by which we mean discharge from some of the covenants and restrictions which apply to us under the indenture. We would still have to deposit with the trustee sufficient money or government securities to pay principal and any interest on the debt securities to redemption or maturity. We would also have to furnish an opinion of counsel to the effect that the proposed deposit and covenant defeasance will not have any effect on the holders for U.S. Federal income tax purposes.

                          DESCRIPTION OF COMMON STOCK

     Our certificate of incorporation authorizes us to issue 300,000,000 shares of common stock, par value $1.00 per share. As of November 11, 1999, there were 75,847,962 shares of common stock outstanding.

     We have provided a brief summary of the general terms of the common stock below. Our restated certificate of incorporation has been incorporated by reference as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the restated certificate of incorporation for the provisions that are important to you.

     Our common stockholders may receive dividends of cash, securities or property if our Board of Directors declares these dividends. Dividends on our common stock are also subject to any preferred stockholders' rights to receive dividends. In general, our common stockholders are entitled to one vote per share on all matters which require a vote of the common stockholders. If we voluntarily or involuntarily liquidate, or dissolve or wind up our business, any preferred stockholders would be paid first, then our common stockholders would share equally, depending on the number of shares of common stock they hold, in our remaining assets available for distribution. We cannot redeem our common stock, and our common stockholders do not have subscription, conversion or preemptive rights. On May 27, 1988, preferred share purchase rights were declared as a distribution on all of our shares of common stock outstanding as of June 6, 1988, and on each share of common stock issued after that date. Any share of common stock issued pursuant to this registration statement will have a preferred stock purchase right attached to it. The preferred stock purchase rights are described in the amended and restated rights agreement, dated as of May 11, 1998, which we have incorporated by reference as an exhibit to the registration statement for these securities that we have filed with the SEC.

     The transfer agent and registrar for our common stock is Fifth Third Bank.

                         DESCRIPTION OF PREFERRED STOCK

     This prospectus describes the general terms and provisions of our preferred stock. When we offer to sell a particular series of preferred stock, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to the particular series of preferred stock being offered. The preferred stock will be issued under a certificate of designations relating to each series of preferred stock, and is also subject to our restated certificate of incorporation.

     We have summarized the material portions of the certificate of designations below. The certificate of designations will be filed with the SEC in connection with an offering of preferred stock. You should read our certificate of incorporation and the certificate of designations for the provisions that are important to you.

     Our certificate of incorporation authorizes us to issue 5,000,000 shares of preferred stock, par value $1.00 per share. Our Board is authorized to designate any series of preferred stock and the powers, preferences and rights of that series of preferred stock without further shareholder action. As of the date of this prospectus, no shares of our preferred stock are outstanding.

     Our Board is authorized to determine or fix the following terms for each series of preferred stock, which will be described in a prospectus supplement:

     - the number of shares and their designation;

     - dividend rights;

     - whether the shares will be redeemable and the terms of the redemption;

     - whether and upon what terms the shares will have a sinking fund;

     - whether the shares will be convertible into or exchangeable for any other securities and the terms of the conversion or exchange;

     - the holders' voting rights, if any;

     - any restrictions on our ability to issue additional preferred stock;

     - the rights of the holders upon our dissolution, or upon the distribution of our assets; and

     - any other preferences, rights, qualifications, limitations or restrictions.

     If we purchase, redeem or convert shares of preferred stock, we will retire and cancel them and restore them to the status of authorized but unissued shares of preferred stock. These shares will not be part of any particular series of preferred stock and we may reissue them.

     When we issue shares of preferred stock, they will be fully paid and nonassessable. Unless the prospectus supplement provides otherwise:

     - each series of preferred stock will rank equally in all respects with each other outstanding series of preferred stock;

     - the preferred stock will have no preemptive rights to subscribe for any additional securities which we may issue in the future; and

     - even if there are any sinking fund installments due on a particular series of preferred stock, we will not be restricted from purchasing, redeeming or converting shares of preferred stock.

DIVIDENDS

     The holders of preferred stock will be entitled to receive cash dividends if our Board declares dividends out of funds we can legally use for payment. The prospectus supplement will set forth the dividend rates and the dates on which we will pay dividends and whether the dividends will be cumulative or non-cumulative. The rates may be fixed or variable or both. If the dividend rate is variable, the formula used to determine the dividend rate will be described in the prospectus supplement. We will pay dividends to the holders of record as they appear on our register on the record dates fixed by our Board.

     Our Board will not declare and pay a dividend on any series of preferred stock unless full dividends for all series of preferred stock ranking equal as to dividends have been declared and paid or sufficient funds are set aside for payment. If dividends are not paid in full, we will declare any dividends pro rata among each series of preferred stock and any other series of preferred stock ranking equal as to dividends. A "pro rata" declaration means that the dividends we declare per share on each series of preferred stock will bear the same relationship to each other that the full accrued dividends per share on each series of the preferred stock bear to each other.

     Unless all dividends on a series of preferred stock have been paid in full, we will not declare or pay any dividends or set aside sums for payment of dividends or distributions on any common stock or on any class of security ranking junior to that series of preferred stock, except for dividends or distributions paid for with securities ranking junior to that series of preferred stock. We will also not redeem, purchase or otherwise acquire any securities ranking junior to that series of preferred stock as to dividends or distributions upon liquidation, except by conversion into or exchange for stock junior to that series of preferred stock.

LIQUIDATION

     If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of any series of preferred stock will be entitled to receive the liquidation preference per share specified in the prospectus supplement and all accrued and unpaid dividends. We will pay these amounts to the holders of each series of preferred stock and all amounts owing on any other series of preferred stock ranking equal as to distributions upon liquidation. These payments will be made out of our assets available for distribution to shareholders before any distribution is made to holders of our common stock or any other class of our stock ranking junior to that series of preferred stock as to dividends or distributions upon liquidation.

     If there are insufficient assets to pay the liquidation preferences for all equally ranked series of preferred stock in full, then we will distribute the remaining assets pro rata among all series of equally ranked preferred stock based on the aggregate liquidation preference for all outstanding shares for each series. A "pro rata" distribution means that the distribution we pay per share on each series of preferred stock ranking equal as to distributions upon liquidation will bear the same relationship to each other that the full distributable amounts per share to which the holders are respectively entitled bear to each other. After we pay the full amount of the liquidation preference to which they are entitled, the holders of shares of a series of preferred stock will not be entitled to participate in any further distribution of our assets.

VOTING

     No series of preferred stock will be entitled to vote except as required by applicable law or as specifically approved by us and described in the prospectus supplement, with regard to matters submitted to a general vote of our stockholders.

TRANSFER AGENT AND REGISTRAR

     The prospectus supplement for each series of preferred stock will name the transfer agent and registrar.

                        DESCRIPTION OF DEPOSITARY SHARES

     This prospectus describes the general terms and provisions of our depositary shares. When we offer to sell depositary shares, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to the depositary shares being offered.

     We have summarized the material portions of the deposit agreement below. The deposit agreement will be filed with the SEC in connection with an offering of depositary shares. You should read the deposit agreement for the provisions that are important to you.

     We may offer fractional interests in preferred stock, rather than full shares of preferred stock. If we do, we will provide for a depositary to issue to the public receipts for depositary shares, each of which will represent ownership of and entitlement to all rights and preferences of a fractional interest in a share of preferred stock of a specified series. These rights include dividend, voting, redemption and liquidation rights. The applicable fraction will be specified in a prospectus supplement. The shares of preferred stock represented by the depositary shares will be deposited with a depositary named in a prospectus supplement, under a deposit agreement among us and the depositary and the holders of the depositary receipts.

     The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to file proof of residence and pay charges.

DIVIDENDS

     The depositary will distribute all cash dividends or other cash distributions received to the record holders of depositary receipts in proportion to the number of depositary shares owned by them on the relevant record date. The record date will be the same date as the record date we fix for the applicable series of preferred stock.

     If we make a non-cash distribution, the depositary will distribute property to the holders of depositary receipts, unless the depositary determines, after consultation with us, that it is not feasible to make this distribution. If this occurs, the depositary may, with our approval, adopt any other method for the distribution as it deems appropriate, including the sale of the property and distribution of the net proceeds from the sale.

LIQUIDATION PREFERENCE

     If we voluntarily or involuntarily liquidate, dissolve or wind up our business, the holders of each depositary share will receive the fraction of the liquidation preference for each share of the applicable series of preferred stock.

REDEMPTION

     If the series of preferred stock underlying the depositary shares is redeemed, the depositary shares will be redeemed from the redemption proceeds of the preferred stock held by the depositary. Whenever we redeem any preferred stock held by the depositary, the depositary will redeem on the same redemption date the number of depositary shares representing the preferred stock being redeemed. The depositary will mail the notice of redemption between 30 and 60 days prior to the date fixed for redemption to the record holders of the depositary receipts. If less than all the depositary shares are redeemed, the depositary shares redeemed will be selected by lot or pro rata as determined by the depositary.

VOTING

     The depositary will promptly mail information contained in any notice of meeting it receives from us to the record holders of the depositary receipts. Each record holder of depositary receipts will be entitled to instruct the depositary as to its exercise of its voting rights pertaining to the number of shares of preferred stock represented by its depositary shares. The depositary will try, if practical, to vote the preferred stock underlying the depositary shares according to the instructions received. We will agree to take all action which the depositary may find necessary in order to enable the depositary to vote the preferred stock in that manner. The depositary will not vote any of the preferred stock for which it does not receive specific instructions from the holders of depositary receipts.

WITHDRAWAL OF PREFERRED STOCK

     If a holder surrenders depositary receipts at the principal office of the depositary and pays any unpaid amount due to the depositary, the holder will be entitled to receive the number of whole shares of preferred stock and all money and other property represented by the depositary shares. Partial shares of preferred stock will not be issued. If the holder delivers depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue a new depositary receipt evidencing the excess number of depositary shares to that holder. Holders of preferred stock received in exchange for depositary shares will no longer be entitled to deposit those shares under the deposit agreement or to receive depositary receipts.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time and from time to time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares, other than any change in fees, will not be effective unless approved by at least a majority of the depositary shares then outstanding. An amendment may not impair the right of any owner of any depositary shares to surrender its depositary receipt with instructions to the depositary in exchange for preferred stock, money and property, except in order to comply with mandatory provisions of applicable law. The deposit agreement may be terminated by us or the depositary only if:

     - all outstanding depositary shares have been redeemed; or

     - there has been a final distribution to the holders of preferred stock in connection with the liquidation, dissolution or winding up of our business, and the distribution has been made to all the holders of depositary shares.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges attributable solely to the depositary arrangements. We will pay the depositary's charges for the initial deposit of the preferred stock and the initial issuance of the depositary shares, any redemption of the preferred stock and all exchanges for preferred stock. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and other charges stated in the deposit agreement to be for their accounts. In some circumstances, the depositary may refuse to transfer depositary shares, may withhold dividends and distributions and may sell the depositary shares if those charges are not paid.

OBLIGATIONS OF DEPOSITARY

     The depositary will forward to the holders of depositary receipts all reports and communications from us which are delivered to it and which we are required to furnish to the holders of the preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at its principal office, and at such other places as it may from time to time deem advisable, any reports and communications received from us.

     We will not assume, and the depositary will not assume, any obligation or any liability under the deposit agreement to holders of depositary receipts other than for gross negligence or willful misconduct. We will not be liable, and the depositary will not be liable, if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. Our obligations and the depositary's obligations under the deposit agreement will be limited to the performance in good faith of our and their duties. We and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless we and/or the depositary receives satisfactory indemnity. We and the depositary may rely on written advice of our counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give this information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering to us notice of its election to do so. We may also at any time remove the depositary. The resignation or removal will take effect after a successor depositary is appointed and has accepted the appointment. We must appoint a successor within 60 days after delivery of the notice for resignation or removal and the successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

U.S. FEDERAL INCOME TAX CONSEQUENCES

     Owners of the depositary shares will be treated for U.S. Federal income tax purposes as if they were owners of the preferred stock underlying the depositary shares. Accordingly, the owners will be entitled to take into account for U.S. Federal income tax purposes income and deductions to which they would be entitled if they were holders of the preferred stock. In addition:

     - no gain or loss will be recognized for U.S. Federal income tax purposes upon the receipt of preferred stock in exchange for depositary shares;

     - the tax basis of each share of preferred stock to an exchanging owner of depositary shares will, when exchanged, be the same as the aggregate tax basis of the depositary shares being exchanged; and

     - the holding period for preferred stock in the hands of an exchanging owner of depositary shares will include the period during which that person owned those depositary shares.

                            DESCRIPTION OF WARRANTS

     This prospectus describes the general terms and provisions of the warrants. When we offer to sell warrants, we will describe the specific terms of the warrants and warrant agreement in a supplement to this prospectus. The prospectus supplement will also indicate whether the terms and provisions described in this prospectus apply to the warrants being offered.

     We have summarized the material portions of the warrant agreement below. The warrant agreement will be filed with the SEC in connection with an offering of warrants. You should read the warrant agreement for the provisions that are important to you.

     We may issue warrants for the purchase of our debt securities, preferred stock or common stock. Warrants may be issued alone or together with debt securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from those securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

DEBT WARRANTS

     The prospectus supplement relating to a particular issue of warrants to purchase debt securities will describe the terms of those debt warrants, including the following:

     - their title;

     - their offering price;

     - their aggregate number;

     - the designation and terms of the debt securities that can be purchased when they are exercised;

     - the designation and terms of the debt securities that are issued with the warrants and the number of warrants issued with each debt security;

     - the date when they and any debt securities issued will be separately transferable;

     - the principal amount of debt securities that can be purchased when they are exercised and the purchase price;

     - the date on which the right to exercise the warrants begins and the date on which the right expires;

     - the minimum or maximum amount of warrants that may be exercised at any one time;

     - whether they and the debt securities that may be issued when they are exercised will be issued in registered or bearer form;

     - information about book-entry procedures;

     - the currency or currency units in which the offering price and the exercise price are payable;

     - a discussion of material U. S. Federal income tax considerations;

     - the antidilution provisions; and

     - the redemption or call provisions.

STOCK WARRANTS

     The prospectus supplement relating to particular issue of warrants to issue common stock or preferred stock will describe the terms of those stock warrants, including the following:

     - their title;

     - their offering price;

     - their aggregate number;

     - the designation and terms of the common stock or preferred stock that can be purchased when they are exercised;

     - the designation and terms of the common stock or preferred stock that are issued with the warrants and the number of warrants issued with each share of common stock or preferred stock;

     - the date when they and any common stock or preferred stock issued will be separately transferable;

     - the number of shares of common stock or preferred stock that can be purchased when they are exercised and the purchase price;

     - the date on which the right to exercise the warrants begins and the date on which the right expires;

     - the minimum or maximum amount of warrants that may be exercised at any one time;

     - the currency or currency units in which the offering price and the exercise price are payable;

     - a discussion of material U.S. Federal income tax considerations;

     - the antidilution provisions; and

     - the redemption or call provisions.

                              PLAN OF DISTRIBUTION

     We may sell the securities in any one or more of the following ways:

     - directly to investors;

     - to investors through agents or dealers;

     - through underwriting syndicates led by one or more managing underwriters; or

     - through one or more underwriters acting alone.

For each offering of securities, the prospectus supplement will describe the plan of distribution.

     If we use underwriters in the sale, the obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered, if any are purchased. The underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

     We may use agents in the sale of securities. Unless otherwise indicated in a prospectus supplement, the agents will be acting on a best efforts basis for the period of their appointment.

     If we use a dealer in the sale of the securities, we will sell the securities to the dealer as principal. The dealer may then resell the securities to the public at varying prices it determines at the time of resale.

     We may also sell the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by a remarketing firm acting as principals for their own accounts or as our agents. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket.

     We may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the securities under delayed delivery contracts providing for payment and delivery at a future date and on terms described in the prospectus supplement. This type of contract may be made only with institutions that we specifically approve. These institutions include banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

     We will identify any underwriters, dealers or agents and describe their compensation, including any discounts or commissions, in a prospectus supplement. Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions.

     We may agree to indemnify the underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers or agents may engage in transactions with, or perform services for, us in the ordinary course of their business.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The financial statements and schedules of The Standard Products Company incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of that firm as experts in giving these reports.

                                 LEGAL MATTERS

     The validity of the securities we are offering will be passed upon for us by Richard D. Teeple, Esq., our General Counsel. As of November 11, 1999, Mr. Teeple owned 45,571 shares, and held options to acquire 30,100 additional shares, of our common stock. Some legal matters will be passed upon for the purchasers by Mayer, Brown & Platt, Chicago, Illinois.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             $

                                 [COOPER LOGO]

                          COOPER TIRE & RUBBER COMPANY

                       $                 % NOTES DUE 2002
                       $                 % NOTES DUE 2009
                       $                 % NOTES DUE 2019

                   -----------------------------------------

                             PROSPECTUS SUPPLEMENT
                   -----------------------------------------

                              MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                         BANC ONE CAPITAL MARKETS, INC.
                           BNY CAPITAL MARKETS, INC.
                             CHASE SECURITIES INC.
                           NATCITY INVESTMENTS, INC.
                           PNC CAPITAL MARKETS, INC.

                                           , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------